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                              January 5, 2024

       Qiyu Wang
       Chief Financial Officer
       VNET Group, Inc.
       Guanjie Building, Southeast 1st Floor 10# Jiuxianqiao East Road Chaoyang District
       Beijing, 100016

                                                        Re: VNET Group, Inc.
                                                            Schedule TO-I Filed
December 28, 2023
                                                            File No. 005-86326

       Dear Qiyu Wang:

                                                        We have reviewed your
filing and have the following comments.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Schedule TO-I filed December 28, 2023

       Summary Term Sheet, page 1

   1.                                                   On page 2 and 5 of the
Notice, we note your disclosure that the Company    plans to use its
                                                        own funds and proceeds
from financing and/or refinancing activities to pay the
                                                        Repurchase Price for
the Notes    (emphasis added). Please revise to explain the relevant
                                                           financing and/or
refinancing activities    and briefly describe any plans or arrangements to
                                                        repay any resulting
debt obligations. Refer to Item 1007(d)(2) of Regulation M-A. For example, please
delineate, if any, the portion of the funds you will use to repurchase the
                                                        Notes that derives from
the November 2023 Investment Agreement as opposed to cash on hand, given your
disclosure on page 11 that    [t]he proceeds from the issuance of the
                                                        Purchased Shares will
be used to repay or redeem the Company   s existing debts, including
                                                        the Notes.
Additionally, provide any relevant agreement as an exhibit to the Schedule TO as required by Item 12
of Schedule TO and Item 1016 of Regulation M-A.
   2. Your disclosure on page 2 of the Notice indicates, among other things, that a Holder will be able to convert
their Notes "at any time prior to the close of business on Thursday, July
                                                        31, 2025.    Please
revise to clarify whether, before the expiration of this tender
 Qiyu Wang
VNET Group, Inc.
January 5, 2024
Page 2
         offer, Holders may convert their Notes into cash consideration outside of this tender offer, and whether the Company will pay such cash consideration before expiration of the tender offer. Additionally, please advise on whether such repurchase would be consistent with
         Rules 13e-4(f)(6) and 14e-5.
3.       See comment above. We also note your disclosure on page 6 under subsection
            Redemption,    that, under certain circumstances,    on or after
February 6, 2024 . . . the
         Company may redeem for cash all or any portion of the Notes.    Given
that the tender
         offer is to expire on January 30, 2024, please advise on the Company s current intention, if any, with respect to such redemption prior to the expiration of 10 business days after the date of termination of the tender offer and how such redemption would be consistent with
         Rule 13e-4(f)(6).
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Please direct any questions to Eddie Kim at 202-679-6943 or Perry Hindin at 202-551-
3444.



FirstName LastNameQiyu Wang                                    Sincerely,
Comapany NameVNET Group, Inc.
                                                               Division of
Corporation Finance
January 5, 2024 Page 2                                         Office of
Mergers & Acquisitions
FirstName LastName